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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

Mail Processing
Section

MAR 0 1 2017   SEC FILE NUMBER
8-47072

Washington DC
416

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2016_____ AND ENDING __12/31/2016__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bengur Bryan, & Co., Inc.**   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

_____509 S. Exeter Street, Suite 210_____
                                                     (No. and Street)

_____Baltimore_____MD_____21202_____
                    (City)   (State)   (Zip Code)
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Charles A. Bryan_____443-573-3033____
                                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____CliftonLarsenAllen, LLP_____
                              (Name – if individual, state last, first, middle name)

1966 Greenspring Drive, Suite 300	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   X Certified Public Accountant

   Public Accountant

   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Charles A. Bryan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bengur Bryan & Co., Inc._____, as of ___December 31_____, 20_16_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Lisa D Exter Notary Public Harford County State of Maryland Commission Exp: 4/6/2018	_Charles G. Bryan_____ Signature _President_____ Title

County of Harford
State of Maryland

The foregoing instrument was acknowledged before me this
_28th_ day of February, 2017 by Charles A. Bryan.

_____
Notary Public

This report ** contains (check all applicable boxes):

[X]   (a) Facing Page.
[X]   (b) Statement of Financial Condition.
[X]   (c) Statement of Income (Loss).
[ ]   (d) Statement of Changes in Financial Condition.
[X]   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]   (g) Computation of Net Capital.
[X]   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ]   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]   (l) An Oath or Affirmation.
[X]   (m) A copy of the SIPC Supplemental Report.
[ ]   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3

BENGUR BRYAN & CO., INC.

2016

FINANCIAL PACKAGE

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

FINANCIAL STATEMENTS
December 31, 2016

TABLE OF CONTENTS

Independent Auditor's Report

1

 

CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Bengur Bryan & Co., Inc. as of December 31, 2016, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bengur Bryan & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Commission, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to the Exemptive Provisions Under 15c3-3(k) of the Securities Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Commission, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to the Exemptive Provisions Under 15c3-3(k) of the Securities Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 21, 2017



A member of
Nexia
International

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	300,584
Accounts receivable		45,217
Prepaid expenses		4,434
Investments		20,136
Office furniture and equipment, net of accumulated depreciation of $5,348		-
TOTAL ASSETS	$	370,371

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	-
Accrued expenses		15,100
Total liabilities		15,100

STOCKHOLDERS' EQUITY

Common stock, $.10 par value; 999,950 shares authorized; 1,000 shares issued and outstanding	100
Additional paid-in capital	25,400
Retained earnings	316,840
Stock subscription receivable	(2,405)
Accumulated other comprehensive income	15,336
Total stockholders' equity	355,271

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	370,371

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2016

REVENUE		
Fee income	$	3,387,003
Interest income		1,394
Total revenue		3,388,397
EXPENSES		
Consulting fees		1,969,003
Employee compensation and benefits		611,791
Occupancy		20,400
Other expenses		221,550
Total expenses		2,822,744
NET INCOME		565,653
OTHER COMPREHENSIVE INCOME		
Unrealized gain on marketable securities		2,685
COMPREHENSIVE INCOME	$	568,338

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, DECEMBER 31, 2015	$ 100	$ 25,400	$ 273,399	$ (2,405)	$ 12,651
Net income	-	-	565,653	-	-
Distributions to shareholders	-	-	(522,212)	-	-
Unrealized gain on marketable securities	-	-	-	-	2,685
BALANCE, DECEMBER 31, 2015	$ 100	$ 25,400	$ 316,840	$ (2,405)	$ 15,336

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	565,653
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		358
Effects of changes in operating assets and liabilities:		
Accounts receivable		60,402
Prepaid expenses		1,724
Accounts payable and accrued expenses		390
Net cash provided by operating activities		628,527

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to shareholders		(522,212)
NET INCREASE IN CASH AND CASH EQUIVALENTS		106,315
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		194,269
CASH AND CASH EQUIVALENTS, END OF YEAR	$	300,584

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

Fee revenues include fees earned from providing financial advisory services. Advisory fees are recorded when the services are provided and the income is reasonably determinable.

Accounts Receivable

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2016, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

BENGUR BRYAN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment over $5,000 is capitalized. Depreciation of furniture and equipment is computed using the straight-line method generally over an estimated useful life of five years. Depreciation expense for the year ended December 31, 2016 was $358.

Investments

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2016, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $328,208 at December 31, 2016, of which $297,821 was invested money market funds and not insured under FDIC limits.

BENGUR BRYAN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market funds as follows:

Cash	$	1,948
Investment Sweep		815
Money market fund		297,821
Total cash and cash equivalents	$	300,584

NOTE 5 – INVESTMENTS

The following is a summary of investments at December 31, 2016:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
300 shares Nasdaq Stock				
Mkt., Inc. stock	$ 4,800	$ 15,336	$ -	$ 20,136

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 – valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and,

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Equity Securities

Equity securities classified as available for sale are securities that are listed on a national market or exchange and are valued at the last sales price. Such securities are classified within Level 1 of the valuation hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value, on a recurring basis, as of December 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 20,136	$ -	$ -	$ 20,136
Total assets at fair value	$ 20,136	$ -	$ -	$ 20,136

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2016 was $116,613.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $20,400 was charged to operations for the year ended December 31, 2016.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $296,644 which was $291,644 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company's two owners are also principal owners of two affiliates to which the Company paid expenses related to rent, office supplies, professional registration and dues, travel and entertainment, telephone, consulting, and other administrative expenses in 2016. The Company paid the affiliates $61,898 for the year ended December 31, 2016 for these expenses.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2014, 2015, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 12 – SUBSEQUENT EVENTS

Management evaluated subsequent events through January 24, 2016, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2016, but prior to January 24, 2016 that provided additional evidence about conditions that existed at December 31, 2016 have been recognized in the financial statements for the year ended December 31, 2016. Events or transactions that provided evidence about conditions that did not exist at December 31, 2016, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2016.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY INFORMATION

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2016.

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2016

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$	355,271
2. Deduct: Ownership not allowable for net capital			-
3. Total ownership equity qualified for net capital			355,271
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other deductions or allowable credits			-
5. Total capital and allowable subordinated liabilities			355,271
6. Deductions and/or charges			
A. Total nonallowable assets from Statement of Financial Condition			
1. Accounts receivable	45,217		
2. Prepaid expenses	4,434		
3. Property and equipment	-		
			49,651
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			305,620
9. Haircuts on securities:			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1. Exempted securities	-		
2. Debt securities	-		
3. Options	-		
4. Other securities	8,976		
			(8,976)
10. Net capital		$	296,644

16

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2016

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	1,007
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	291,644
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	290,644

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	15,100
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	15,100
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		5.09%

-

Bengur Bryan & Company, Inc.
Statement Pertaining to Exemptive Provisions under 15c3-3(k)
of the Securities Exchange Commission
December 31, 2016

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(I).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).




CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
[City, State]

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bengur Bryan & Co., Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bengur Bryan & Co., Inc. compliance with the applicable instructions of Form SIPC-7. Bengur Bryan & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $19,253 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2016, to Bengur Bryan & Co., Inc.'s supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $3,371,829 and $8,430, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated Bengur Bryan & Co., Inc.'s supporting schedule's arithmetical accuracy of the $19,253 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.



A member of
Nexia
International

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ClifftonLarsonAllen LLP

Baltimore, Maryland
February 21, 2017

BENGUR BRYAN & CO., INC.
GENERAL ASSESSMENT RECONCILIATION
Year Ended December 31, 2016

Total Revenue $ 3,391,082

Total Deductions   19,253

SIPC Net Operating Revenues $ 3,371,829

General Assessment @ .0025 $ 8,429

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
~~7/21/16~~	~~No agent identified~~	$	$ 3,797
1/19/17	No agent identified	-	4,632
		$ -	$ 8,429

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15*15******1788*******************MIXED AADC 220
47072  FINRA  DEC
BENGUR BRYAN & CO INC
505 S EXETER ST STE 210
BALTIMORE MD 21202-4344
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) .... $ _8,429.58_

   B. Less payment made with SIPC-6 filed (exclude interest) .... (_3,797.01_)

                 Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _4,632.57_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ _4,632.57_

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☐
      Total (must be same as F above) .... $ _____

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bengur Bryan & Co, Inc
(Name of Corporation, Partnership or other organization)

Charles C. Bryan
(Authorized Signature)

Dated the _19_ day of _January_ , 20_17_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _3,391,082_

2b Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts   _____

  (3) Net loss from principal transactions in commodities in trading accounts   _____

  (4) Interest and dividend expense deducted in determining item 2a.   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

      Total additions   _____

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts   _2,685_

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _15,174_

  (8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):   _1,394_

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   _19,253_

2d SIPC Net Operating Revenues $ _3,371,829_

2e. General Assessment @ .0025 $ _8,429.58_

(to page 1 line 2.A.)

2



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bengur Bryan & Co., Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Bengur Bryan & Co., Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ClftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 21, 2017



BENGUR BRYAN

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 18, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bengur Bryan & Co., Inc. is a broker/dealer registered with the SEC and FINRA.

- Bengur Bryan & Co., Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2016.

- Bengur Bryan & Co., Inc. is exempt from the provisions of Rule 15c3-3 because is meets conditions set forth in paragraph (k)(2)(i) of the rule.

- Bengur Bryan & Co., Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016.

- Bengur Bryan & Co., Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the Company's knowledge.

Charles A. Bryan, President
January 18, 2017

509 S. Exeter Street
Suite 210
Baltimore, MD 21202
443.573.3030
443.573.3040 fax
www.bengurbryan.com

member FINRA